Filed Pursuant to Rule 433

Registration Statement No. 333-281437

Pricing Term Sheet

Northwest Natural Holding Company

$325,000,000

Junior Subordinated Debentures due September 15, 2055 (the “Junior Subordinated Debentures”)

Final Terms and Conditions

March 12, 2025

These final terms and conditions relate only to the Junior Subordinated Debentures and should be read together with Northwest Natural Holding Company’s preliminary prospectus supplement dated March 12, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 9, 2024, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Northwest Natural Holding Company

Transaction Date:	March 12, 2025

Settlement Date:	March 18, 2025 (T+4)

Principal Amount:	$325,000,000

Maturity:	September 15, 2055

Interest Rate:	(i) from and including the date of original issuance to, but not including, September 15, 2035 at an annual rate of 7.0% and (ii) from and including September 15, 2035 during each Interest Reset Period (as defined in the preliminary prospectus supplement to which this offering relates) at an annual rate equal to the Five-Year Treasury Rate (as defined in the preliminary prospectus supplement to which this offering relates) as of the most recent Reset Interest Determination Date (as defined in the preliminary prospectus supplement to which this offering relates) plus 2.701%

Optional Deferral:	Up to 10 consecutive years per deferral

Interest Payment Dates:	March 15 and September 15, commencing on September 15, 2025

Day Count Convention:	30/360

Price to Public:	100% of the principal amount thereof

Redemption Terms:	Redeemable, in whole or in part, (i) on any day in the period commencing on the date falling 90 days prior to September 15, 2035 and ending on and including the September 15, 2035 and (ii) after September 15, 2035, on any interest payment date, at a redemption price equal to 100% of the principal amount, plus any accrued and unpaid interest thereon to, but not including, the redemption date (as referred to in the preliminary prospectus supplement to which this offering relates)

Call for Tax Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest thereon to, but not including, the redemption date (as referred to in the preliminary prospectus supplement to which this offering relates)

Call for Rating Agency Event:	In whole, but not in part, at 102% of the principal amount, plus any accrued and unpaid interest thereon to, but not including, the redemption date (as referred to in the preliminary prospectus supplement to which this offering relates)

CUSIP/ISIN:	66765NAA3 / US66765NAA37

Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. RBC Capital Markets, LLC TD Securities (USA) LLC

Ratings*:	BBB (S&P)

Changes from the Preliminary Prospectus Supplement

The table on page S-11 under the heading “Capitalization” is replaced with the following:

	December 31, 2024
	Actual	As Adjusted(1)
	(all information contained within table in thousands)
Equity:
Common Stock – no par value; authorized 100,000 shares; issued and outstanding 40,222,305 outstanding	$989,346	$989,346
Retained earnings	402,925	402,925
Accumulated other comprehensive loss	(6,900)	(6,900)

Total equity	$1,385,371	$1,385,371
Long-term debt (including current maturities)	$1,710,142	$2,035,142

Total capitalization(2)	$3,095,513	$3,420,513

(1)	As adjusted to reflect the issuance and sale of the Junior Subordinated Debentures.
(2)	As of December 31, 2024, we had $170.11 million of short-term debt outstanding, which is excluded from the calculation of total capitalization.

The paragraph on page S-11 under the heading “Use of Proceeds” is replaced with the following:

The net proceeds to be received by NW Holdings from this offering, after deducting the underwriters’ discounts and commissions and estimated expenses of $800,000 payable by NW Holdings, are estimated to be $320,950,000. The net proceeds to be received by NW Holdings from this offering will be used for general corporate purposes, including repayment of the 364-day term loan facility, dated as of January 7, 2025, among NW Holdings, as borrower, certain lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, in an aggregate principal amount of $273 million maturing January 6, 2026, which amounts were used to finance NW Holdings’ acquisition of all of the membership interests of SiEnergy Operating, LLC, a Delaware limited liability company (SiEnergy) and the natural gas distribution utility company serving the greater metropolitan areas of Houston, Dallas and Austin, Texas (Term Loan), and/or its other short-term indebtedness and/or making equity contributions to NW Holdings’ subsidiaries, NW Natural, NW Natural Renewables, NW Natural Water, and SiEnergy. Contributions to NW Natural, NW Natural Renewables, NW Natural Water, and SiEnergy will be used for general corporate purposes. A portion of any contribution received by SiEnergy may be used to repay its short-term indebtedness. As of February 28, 2025, NW Holdings had $273 million of short-term indebtedness outstanding under the Term Loan, bearing a weighted-average effective interest rate of 5.66% per annum. Also as of February 28, 2025, NW Holdings had approximately $117.6 million of short-term indebtedness outstanding, with a maturity date of March 31, 2025, and bearing a weighted-average effective interest rate of 5.46%. Certain of the underwriters, either directly or through affiliates, are lenders under the Term Loan and under NW Holdings’ Credit Agreement, dated as of November 3, 2021, as amended (Credit Agreement), pursuant to which its short-term indebtedness is outstanding. See “Underwriting (Conflicts of Interest) – Conflicts of Interest.”

The paragraph on page S-39 under the heading “Underwriting (Conflicts of Interest) – Conflicts of Interest” is replaced with the following:

We may use a portion of the net proceeds of this offering to repay the Term Loan and the Credit Agreement as described under “Use of Proceeds” above. Because more than 5% of the net proceeds from this offering may be used to repay amounts owed to such underwriters (or their affiliates) in respect of the Term Loan and the Credit Agreement, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121(a)(1)(C), the appointment of a qualified independent underwriter is not necessary in connection with this offering as the securities offered are expected to be investment grade rated. The underwriters will not make sales of this offering to any accounts over which they exercise discretionary authority without first receiving the specific written approval of the account holder.

As a result, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Junior Subordinated Debentures will be made on or about March 18, 2025, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Junior Subordinated Debentures more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Junior Subordinated Debentures will initially settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Junior Subordinated Debentures who wish to trade the Junior Subordinated Debentures more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC toll-free at +1 (212) 834-4533 or Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751.